U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                                                     000-19462
                                                  ---------------
                                                  SEC FILE NUMBER



                   NOTIFICATION OF LATE FILING

[   ] Form 10-K and Form 10-KSB  [  ] Form 20-F [  ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

For Period Ended: March 31, 2005

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________

Part I - Registrant Information

     Full Name of Registrant:  Artisoft, Inc.
     Former Name if Applicable:
     Address  of Principal Executive Office:  5 Cambridge Center
                                              Cambridge, MA 02142

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX (Check box if appropriate)

        X     (a)    The reasons described in reasonable detail in
    ---------
Part III of this form could not be eliminated without unreasonable effort or expense;

        X     (b)    The subject annual report, semi-annual
    ---------
report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c)   The accountant's statement or other exhibit
    ---------
required by Rule 12b-25 is attached.

Part III - Narrative

     We were unable to file the quarterly report on Form 10-Q for the quarter ended March 31, 2005, within the prescribed time period because all information required to be included in the Form 10-Q is not currently available and the Form 10-Q is still being reviewed. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

          Duncan G. Perry, Chief Financial Officer, (617) 354-0600.

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [   ] No

     (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     See Attachment IV

     Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date:  May 16, 2005

                              Artisoft, Inc.


                              By:  /s/  DUNCAN G. PERRY
                                 -----------------------------
                                   Duncan G. Perry, Chief
                                     Financial Officer

                          Attachment IV

     Revenue for the quarter ended March 31, 2005 increased between 65% and 70% from the corresponding quarter in 2004. Our results for the quarter ended March 31, 2005 also include sales of our InstantOffice product line, which we acquired as part of the operations of Vertical Networks on September 28, 2004. The acquisition resulted in a 75% to 80% increase in sales during the
quarter ended March 31, 2005.   Operating expenses for the
quarter ended March 31, 2005 increased approximately 180% from the corresponding quarter in 2004, including the effects of our acquisition of Vertical Networks and reflecting increased payroll and employee related expenses.